AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport Amsterdam
The Netherlands

January 15, 2015

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          AerCap Holdings N.V.
Form 20-F
Filed March 18, 2014
Form 6-K
Filed November 20, 2014
File No. 001-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 20-F filed with the Commission on March 18, 2014 (the “Form 20-F”) and the Company’s Form 6-K filed with the Commission on November 20, 2014 (the “Form 6-K”) contained in your letter dated December 16, 2014 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s responses.

1.           We note the fair value write-down of ILFC’s fleet as part of your purchase accounting adjustments. With a view towards future disclosure, please provide us with a discussion of the underlying reasons these adjustments were necessary, including the details of any specific aircraft or leases that had a material impact and significant differences in testing from the impairment reviews performed by ILFC prior to the merger. In the explanation to adjustment 6(b) in the unaudited pro forma financial statements provided in the Form 6-K filed May 6, 2014, you state the fair value of ILFC’s fleet was estimated using “the income approach and validated using the market approach (which relies on third party appraisal data and current market transactions).” Please clarify whether the foregoing approach in determining the fair value of ILFC’s portfolio is consistent with your own policy as disclosed on page 55 of your Form 20-F. If not, explain any material differences and the impact of those differences on your results.

Response: The Company respectfully advises the Staff that the fair value write-down of ILFC’s fleet as part of our purchase accounting adjustments is determined in accordance with ASC 805 using the fair value concepts defined in ASC 820. The impairment test performed by ILFC was based on ASC 360-10, which uses a two-step analysis and requires a fair value re-measurement only if it is determined that the carrying amount of an aircraft is higher than the sum of its estimated future undiscounted cash flows.

As disclosed on page 48 of ILFC’s Form 10-K for the year ended December 31, 2013, ILFC performed recoverability assessments whenever events or changes in circumstances indicated that the carrying amount of the aircraft may not be recoverable. This involved a two-step test. First, the recoverability of an aircraft’s carrying amount was tested on a held and used basis by comparing the carrying amount of an aircraft to its estimated future undiscounted cash flows. Second, only if the future undiscounted cash flows of the aircraft were less than the aircraft’s carrying amount would an aircraft be deemed impaired and re-measured to fair value using the concept defined in ASC 820-10. The impairment review performed by ILFC as of the acquisition date on a held and used basis determined that the carrying amounts of the aircraft fleet were not higher than the estimated future undiscounted cash flows, and therefore no re-measurement to fair value was performed under the second step of the two-step analysis described above.

In contrast, when the aircraft were re-measured at fair value under the acquisition method of accounting, downward adjustments were made to aircraft in the acquired ILFC fleet that were not impaired by ILFC under ASC 360. These downward adjustments related to a significant portion of the acquired fleet, except aircraft that were either purchased or measured at fair value during the three years prior to acquisition.

The Company respectfully advises the Staff that the usage of the income approach as a valuation technique in determining the fair value of ILFC’s fleet is consistent with the historical policies described on page 55 of the Company’s Form 20-F for the year ended December 31, 2013. We evaluated the results of the income approach using appraiser data where appropriate and available, which is also consistent with our existing impairment testing policy. The Company will clarify this in future filings.

2.           In future filings please provide a summary of the movements in prepayments on flight equipment and capitalized interest during the year, similar to that provided on page F-27 in your 2013 Form 20-F, given the substantial increase therein due to the ILFC Transaction. Clarifying information like that included under the description of the forward order book on page 12 and/or the adjustment 6(c) included in the notes to the unaudited pro forma financial statements in the Form 6-K filed May 6, 2014, may also be helpful for investors.

Response: The Company acknowledges the Staff’s comment and proposes to include the following disclosure regarding movements in prepayments on flight equipment and capitalized interest in future filings:

The following table presents a summary of the movements in prepayments on flight equipment and capitalized interest during the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
Net book value at beginning of period	$95,619	$53,594	$223,815
Prepayments made during the period	33,508	205,865	[●]
ILFC Transaction	–	–	[●]
Interest capitalized during the period	2,616	7,455	[●]
Prepayments and capitalized interest applied against the purchase of flight equipment	(78,149)	(43,099)	[●]
Net book value at end of period	$53,594	$223,815	$[●]

In addition, the Company proposes to include the following clarifying information in its future filings that include financial information related to the fair value adjustments of the forward order book:

Prepayments on flight equipment during the year ended December 31, 2014 include the fair value of the forward order book of ILFC of approximately [●] aircraft, many of which were placed at favorable prices compared to the current market. The favorable positions relate to contracts for [●] Boeing [●] aircraft, [●] Airbus [●] aircraft. We have determined that the remainder of our forward order book was at market terms and therefore no fair value adjustment was recorded for these positions.

The fair value of the forward order book was estimated based on the present value of the difference between an aircraft’s estimated fair value on delivery, and the contractual purchase prices for each forward order aircraft. The difference was discounted at a required market rate of return that reflects the relative risk of achieving the aircraft’s expected cash flows and the time value of money.

3.           In future filings please provide a tabular summary of the movements in the maintenance rights intangible asset and accrued maintenance liability given the substantial increase therein due to the ILFC Transaction. Investors should be able to see the separate impacts that cash compensation received on EOL contracts, cash reimbursements paid to lessees or lessor contributions, the related maintenance rights expense and other components have on these accounts as of the most recent balance sheet date.

Response: The Company acknowledges the Staff’s comment and proposes to include the following disclosure regarding movements in the maintenance rights intangible asset and accrued maintenance liability in future filings:

The movements in the maintenance rights intangible during the years ended December 31, 2012, 2013 and 2014 were as follows:

Year ended December 31,
	2012	2013	2014
Maintenance rights intangible, net at beginning of period	$–	$–	$–
ILFC Transaction	–	–	[●]
End of lease contract cash receipt	–	–	[●]
End of lease contract maintenance rights expense	–	–	[●]
Maintenance reserved contracts rights expense	–	–	[●]
Other	–	–	[●]
Maintenance rights intangible, net at end of period	$–	$–	$[●]

The movements in accrued maintenance liability during the years ended December 31, 2012, 2013 and 2014 were as follows:

Year ended December 31,
	2012	2013	2014
Accrued maintenance liability at beginning of period	$[●]	$[●]	$[●]
Maintenance payments received	[●]	[●]	[●]
Maintenance payments reimbursed	[●]	[●]	[●]
Interest accretion	[●]	[●]	[●]
Other	[●]	[●]	[●]
Accrued maintenance liability at end of period	$[●]	$[●]	$[●]

4.           For each legal proceeding described, you disclose you do not believe the outcome of each matter will have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response: The Company respectfully advises the Staff that, where a reasonably possible loss may have been incurred, the estimated amount of the reasonably possible losses exceeding amounts already recognized is immaterial. We will expand our future disclosure accordingly to clarify as follows:

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of these cases, and our estimate of the reasonably possible losses exceeding amounts already recognized on an aggregated basis is immaterial to our consolidated financial condition, results of operations or cash flows.

5.           Please tell us and revise future filings as applicable to describe any significant penalties associated with breaking purchase commitments of aircraft and engines on order.

Response: The penalties for breaking purchase commitments of aircraft and engines on order would be governed by the default and termination provisions under such agreements which include forfeiting deposits and progress payments to manufacturers and an obligation to pay certain significant costs related to these commitments, such as actual damages and legal, accounting and financial advisory expenses.  We will expand our risk factors in future filings accordingly to further clarify these arrangements.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +31 20 559 600 or by email at khelming@aercap.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 20-F and Form 6-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or the Form 6-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Keith Helming
Name: Keith Helming Title: Chief Financial Officer